EXHIBIT 1

REPORTING PERSON TRANSACTIONS OF

COMMON STOCK DURING THE PAST 60 DAYS

Reporting Person Effecting Transaction	Date	Type of Transaction	Number of Shares	Price Per Share	How Transaction Effected
Shah Opportunity	6/13/2022	Buy	106499	$4.3996	Open Market
Shah Opportunity	6/14/2022	Buy	309008	$4.3960	Open Market
Shah Opportunity	6/21/2022	Buy	145000	$4.6338	Open Market
Shah Opportunity	6/22/2022	Buy	492241	$4.5705	Open Market
Shah Opportunity	6/29/2022	Buy	92707	$4.4341	Open Market